As filed with the Securities and Exchange Commission on August 16, 1999
Reg. No. 0

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                     AQUATIC CELLULOSE INTERNATIONAL CORP.
                     -------------------------------------
                 (Name of Small Business Issuer in its charter)


           Nevada                                         82-0381904
           ------                                         ----------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        identification No.)


3704 32nd Street, Suite 301   Vernon, B.C.                         VIT 5N6
----------------------------------------------------------------------------
(Address of principal executive offices)                          (Zip code)

Registrant's telephone number:         (800) 565-6544


Securities registered pursuant to Section 12(b) of the Act:   None


Securities registered pursuant to Section 12(g) of the Act:

                    Common Shares, $.001 par value per share

PART I.

ITEM 1.  Description of Business

(a)  Business Development:

     Aquatic Cellulose International Corp. (" the "Company") is a Nevada Corporation originally organized as Aquatic Cellulose Ltd. ("ACL") and was incorporated in March of 1997. In July of 1997, ACL was acquired by American Foods Marketing (OTC Symbol ANFM). Subsequently, ANFM changed its name and symbol to Aquatic Cellulose International Corp. (OTC BB: "AQCI"). Aquatic Cellulose Ltd. remained a wholly owned subsidiary.

(b)  Business of Issuer:

     Located in Vernon, British Columbia, Canada, the AQCI is a forest industry based company focusing on what was once considered a lost resource. That
resource is submerged timber.   AQCI has in place the processes and equipment
necessary to access and recover this valuable resource.   This submerged timber
is still of excellent quality and can be used for plywood, sawn lumber, and a wide variety of wood fiber processes.

     Currently, there is considerable pressure to reduce the consumption of land based timber, however, the demand for wood and wood based products continues to expand. AQCI has placed itself strategically to take advantage of this global trend and at the same time enter into an industry with minimal competition.

     This industry consists of two primary sources of underwater timber. The first of these is a standing timber that has been inundated (flooded) as a
result of a dam construction (hydroelectric or otherwise).   These standing
trees are submerged as the water level behind a dam rises, preserving them and preventing degradation of the wood quality. The second source is salvage timber. This source consists of those trees that have already been cut and have sunk to the bottom of the waterway in route to a mill or load out area. It is estimated that roughly 17% of the logs in route to the mill or load out area that have been transported by water sink to the bottom of the waterway.

     Inundated or salvage timber is viable for all types of finished product production including paper. Furthermore, logs in deep, fresh water are not subject to rot as bacteria requiring oxygen are not present, thus though there may be some slight discoloration, the structural integrity of sunken wood is sound. This is further supported by the fact that submerged hardwoods in the Amazon are currently being used in the production of both plywood and sawn lumber.

     AQCI has investigated underwater forests and salvage timber in Canada, the United States, and Brazil. In addition to confirming the quality and location of the submerged forest, AQCI also completed a physical examination of standing timber in reservoirs such as Ootsa lake in B.C. and salvage timber in water ways such as Lake Superior. The wood examined was in excellent condition and suitable for harvest and processing. AQCI has also done on-sight evaluations of the Tucurui and Balbina reservoirs in Brazil. The Tucurui reservoir, located in northern interior of Brazil, was created in 1984. When the reservoir filled, it covered over 100,000 hectares of old growth rain forest. Local plywood and lumber producers have harvested trees from these reservoir using divers. The wood recovered was found to be excellent for processing, however, this recovery process was found to be slow and inefficient and represented a significant danger to the workers due to the inherent dangers associated with manually cutting trees using scuba divers.

     Presently there is not one operation existing that can consistently and systematically harvest or collect trees under water on a large scale, commercially viable basis. Furthermore, not one company has focused on the international market place. Existing operations typically focus on specific lakes with no stated plan to move outside of their home territory.

     According to Roger Stanyer, CEO of Forest Renewal BC, the submerged timber market is significant. Mr. Stanyer refers to the "lost gold mine" sort of stories, where divers have reported piles of logs underwater 300' high, some of the logs of a size that haven't been logged for years. Mr. Stanyer also points out that underwater logs are, of course, a non-renewable resource. Still, salvage and inundated trees represent an opportunity, if taken on an incremental basis over 10 years, that could be "significant in volume, partially offsetting the declining timber supply forecast for the next decade.

     Declining timber supply is one of the biggest threats to the forest industry. A recent article in the "Widman World Wood Review" stated that as result of new reserves for parks plus the B. C. Forest Practices Code, the annual harvest of logs in B.C. will decline to such a point that the result will be a loss of fiber enough to close 12 large sawmills. Thus, the timber industry needs a new cost effective source of timber. Aquatic Cellulose International Corp. intend to be the provider of that source of timber.

     The same situation is occurring internationally, especially in tropical countries with previous hard woods. The governments of developing countries are experiencing serious pressure to reduce the amount of rain forest that is harvested each year. Some countries have even gone as far as boycotting the purchase of certain timber to protest environmentally insensitive logging practices. Bottom line, AQCI is offering an environmentally sound method of retrieving this lost resource as well as offering a product that will be accepted as an alternative to harvesting the shrinking rain forest.

     The Company's timber harvesting system utilizes three technological innovations. The first is "vision enhancement". This is low lux digitally enhanced optics and lighting which provides real time continuous surveillance of all underwater operations, even in turbid water conditions. This camera is readily available through more than one vendor.

     The second technology is the "Robotically Controlled Arms and Heads". The Company has software that transforms individual arm and head joint position feed back data into an accurate real time graphical image. The software is copyrighted by Gary Ackles. Additionally, true three-axis robotic control of the arm position and head functions are incorporated. There is a patent pending for the use of this visually enhanced robotically controlled arm in the recovery of submerged timber. This pending patent belongs to the Company's president, Mr. Gary Ackles and is anticipated to be finalized by early 2000.

     The third feature is "Sonar Imaging". The visual range provided by this vision system is extended by three separate but complementary systems. The first system is the bottom scan which gives the profile of the submerged terrain plus the depth and distance between the head and the targets. The second system, the polar sector scan, is an uninterrupted 360 degree sweep of the harvesting area and provides the operator with a continuous overview of all
trees in the harvest area including a "nest tree" location data.   The third
system is a state of the "real time" sonar which rotates with the harvester head allowing the operator to target and capture individual trees.

     All three technologies were incorporated in the development and construction of a fully functional unit for log salvage operations called the ATH-60. The Company is currently in the process of creating the second unit, the ATHJ-120. This unit is specially designed for the deeper harvest of large diameter submerged timber.

     The short term objectives of AQCI are to finalize fabrication drawings (engineering is complete and detailed design 90% complete) and subsequently build the ATH-120 harvester, complete pre-operation "lake trials", and put the machine to work.

     The Company's long term objectives are to establish a reserve base of inundated and salvage timber to ensure future stability and long term growth. Also of key importance is the commitment to continued development of the Company's technology and equipment to maintain our lead position in this emerging industry.

     The company has two main target markets. The first is reservoirs, including hydroelectric projects, irrigation dams, etc. There are over 38,000 large dams in the world and a significant number of these contain lumber. Thus, this is the main source of standing inundated timber. The Company has done evaluations of the Tucurui and Balbina reservoirs in Brazil and is investigating other regions such as Chile, Argentina, Venezuela, Panama and Australia. Secondary markets in this arena would include hydroelectric utility companies, forestry companies and governmental agencies (i.e. those involved in power generation, foreign investment, economic development and the environment).

     The second market is salvage timber, much of which sank to the bottom of
lakes and rivers years many years ago.   Some state and provinces treat these
logs as un-owned logs and consider them as Natural Resources, collecting a token stumpage fee upon harvest.

     There is no requirement for government approval for the marketing or use of the Company's principal products or services. The Company's products and services are usually thought of as improving environmental conditions through the removal of trees that are no longer adding to the ecosystem.

     There are no existing or probable governmental regulations on the Company's business. Governmental agencies are generally in favor the Company's technology and its by products.

     The Company employs a total of four full time employees.

     The principles of the company include Mr. Gary Ackles and Dr. Claus Wagner-Bartak. Mr. Ackles has extensive experience in the aquatic environment and new equipment development and corporate management. Dr. Claus Wagner-Bartak is the creative mind behind the development of the internationally recognized "Canadarm" used on NASA's Space Shuttle.


ITEM 2.  Management Discussion and Analysis or Plan of Operation

(a)  Full Year

     The Company had revenue (from timber sales) of $3,070 for the year ended May 31, 1999 as compared to no revenue for the prior year ended May 31, 1998. Operating costs and expenses were $486,539 for the year ended May 31, 1999 as compared to $499,116 for the year ended May 31, 1998, a decrease of $12,577 or 3%.

     Net cash (used) in Operating Activities for the years ended May 31, 1999 and 1998 was ($318,962) and ($494,147) respectively. The change in cash from operating activities was $175,185.

     Net cash used in investing activities was ($79) and ($4,161) for the years ended May 31, 1999 and 1998 respectively, reflecting a change of $4,082. This decrease was a result of the Company reducing expenditures and capital assets.

     Net cash from financing activities was $383,323 and $435,580 for the years ended May 31, 1999 and 1998 respectively, reflecting a change of $52,257.

     Net (loss) decreased from a loss of $491,800 for the year ended May 31, 1998 to a loss of $483,469 for the year ended May 31, 1999, a decrease of $8,331 or 2%.


ITEM 3.  Description of Property

(a)  Location of Principal Property

     The Company's offices are located at 3704 32/nd/ Street, Suite 301, Vernon, British Columbia, V1T5N6. The Company is committed through the year 2000 with annual lease payments under operating leases for office premises and equipment of $12,165 per year.

(b)  Investment Policies

     The Company may invest the Company's funds and enter into one or more business ventures or arrangements on the authority of the Board of Directors without submitting such proposal to the shareholders for their approval.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information as of the date of this Registration Statement regarding certain Ownership of the Company's outstanding Common Stock by all officers and directors individually, all officers and directors as a group, and all beneficial owners of more than five percent of the common stock.

Name and Address                Shares Owned Beneficially(1)   Percent of Class
----------------                ----------------------------   ----------------
Gary J. Ackles
3498 Salmon River Bench Rd              6,450,000                   17.6%
Vernon, B.C. V1T 8Z7

Claus Wagner-Bartak
4092 Lee Highway                          200,000                     .5%
Arlington, VA 22207

Shane Kerpan
816 George Ann Street                     115,000                     .3%
Kamloops, B.C. V2C 1L5

Officer/Director as a Group             6,765,000                   18.4%

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of the registration statement upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this registration statement have been
exercised.   Unless otherwise indicated, the Company believes that all persons named in the table have voting and investment power with respect to all shares of common stock beneficially owned by them.

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

     The directors and executive officers of the Company, and significant employees of the Company are as follows:

Name                     AGE               Position
----                                       --------
Gary J. Ackles            46         President & Director

Shane Kerpan              29         Secretary & Treasurer

Claus Wagner-Bartak       62         Director

     The officers and Directors of the Company will devote only such time as
they deem appropriate in the business Affairs of the Company.   It is, however,
expected that the President and Secretary will devote the majority of their time to the business of the Company.

     The directors of the company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified.

Gary J. Ackles:  Mr. Ackles was appointed to the Board of Directors on July 1,
---------------
1997, to fill a vacancy. Mr. Ackles was President and founder of Aquatic Cellulose Ltd., and creator of the Aquatic Timber Harvester System. Mr. Ackles has over 25 years expertise in the equipment-based industry with extensive international and domestic experience. Mr. Ackles is an internationally recognized creator of aquatic technologies, and has been involved with numerous equipment based industries including oil and mineral exploration, logging, heavy
construction, and aquatic environmental management.   Mr. Ackles has introduced
and sold equipment in Canada, USA, Middle East, Africa, and South America.

Shane Kerpan:  Mr. Kerpan earned a degree in Business Administration from Simon
------------
Fraser University and has worked in a variety of staff management positions in both the private and non-profit sectors. Mr. Kerpan also possesses experience in project management and evaluation plus has provided AQCI with assistance in project research, development of multi-media presentations and public relations.

Claus Wagner-Bartak--Dr. Claus Wagner-Bartak was appointed  to the Board of
-------------------
Directors in July, 1997, to fill a vacancy. Dr. Wagner-Bartak is an internationally recognized scientist and business executive. Dr. Wagner-Bartak was the founder of the Sparo Aro Space and Creator of the NASA Space Shuttle "Canadarm".

ITEM 6.  Executive compensation

     The following table sets forth the total remuneration to be paid to the executive officers of the Company.

                                                    Long Term Compensation
                              Annual Compensation   Awards      Payouts
Name                          -------------------   ------      --------
and                                                 Bonus       Restricted
Principal Position            Year    Salary        Stock       Other
Chief Executive Officer       1999    $84,000       none        none
Chief Operating Officer       none
Chief Accounting Officer      none
Key Personnel:                none

Total:                        1999    $84,000       none        none
Directors as a Group          1999    $84,000       none        none

     Directors receive no remuneration at this time. All Company Directors are entitled to reimbursement of funds advanced to pay expenses in connection with the Company's Business.

     Currently the Company does not have a stock option plan in place.

ITEM 7.  Certain Relationships and Related Transactions

     On or about February 22, 1999, the Board of Directors authorized the issuance of stock options to certain officers and directors of the Company based under a stock option plan yet to be formalized. The options were granted on or about April 13, 1999 at $0.03 per share as follows: 1) 3,250,000 shares of common stock to Gary Ackles, 2) 115,000 shares of common stock to Shane Kerpan, and 150,000 shares of common stock to Claus Wagner Bartak.


ITEM 8.  Description of Securities

General

     As of the date of this Registration Statement, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par value, of which 36,603,985 shares are outstanding. There are 257 shareholders that are not in street name. The following description of the securities of the Company and certain provisions of the Company's Articles of Incorporation and By-laws, each as amended, is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and By-laws as currently in effect.

Common Stock

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors. Accordingly, holders of a majority of shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they chose to do so. The Articles of Incorporation does not provide for cumulative voting for the election of directors. Holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation.
Holders Common Stock have no preemptive, subscription or redemption rights. All outstanding shares of Common Stock are, and the shares offered hereby, upon issuance, will be, fully paid and non assessable.

Preferred Stock

     There are 10,000,000 shares of preferred stock, no par value authorized. None are issued or outstanding at this time. The rights associated with the preferred shares are still to be determined by the Board of directors of the Company. There are no present plans by the company's Board of Directors to issue preferred shares or to address the rights to be assigned to such shares.

Transfer Agent

     The Company's transfer agent is Oxford Transfer & Registrar located at 317 Southwest Alder, Suite 1120, Portland, Oregon, 92704.

PART II.

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Price
------------

     The Company's Common Stock has been quoted on the OTC:BB since (July, 1997) under the symbol "AQCI". The following table set forth, the high and low bid prices for the Common stock for the quarters indicated.

                         High Bid   Low Bid
                         --------   -------
Third Quarter 1998        .16        .13
Fourth Quarter 1998       .23        .23
First Quarter 1999        .06        .06
Second Quarter 1999       .47        .31

Dividends
---------

     The Company anticipates that for the foreseeable future, earnings will be retained for the development of is business. Accordingly, the Company does no anticipate paying dividends on the Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend upon among other of the Company and general business condition.

ITEM 2.  Legal Proceedings

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  Recent Changes in and Disagreements with Accountants

     During the Company's first fiscal year and up to the present time, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed. The independent accountant for the Company is KPMG LLP. This firm was engaged on or about September 10, 1997.

ITEM 4.  Recent Sales of Unregistered Securities

     A total of 26,426,336 shares of common stock, par value $.001 (the "Shares"), have been issued by the Company within one year prior to the filing of this Form 10-SB for cash or services rendered to the Company, absent registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemptions provided by Rule 504 of Regulation D (10,523,336 Shares), where specifically indicated, pursuant to the exemption provided in Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering. The Shares issued are as follows.

     In March, 1998, the Company issued 50,000 Shares to Claus Wagner Bartak and in June the Company issued 50,000 Shares to Gary Ackles valued at $.0013 per Share as compensation for services rendered the Company in their positions as Officers of the Company.

     In August, 1998, the Company issued 1,000,000 Shares to Big Rock Marketing Group and 720,000 Shares to Chelsey Technology Corp. valued at $.027 per share as compensation for public relations services rendered to the Company.

     In October, 1998, the Company issued 1,000,000 Shares to Big Rock Marketing Group and 500,000 Shares to P. Daoust valued at $.027 per Shares as compensation for public relations services rendered to the Company.

     In November, 1998, the Company issued 1,028,000 Shares to various consultants for services rendered to the Company valued at $.027 per share.

     In December, 1998, the Company issued 3,250,000 to various consultants for public relations services rendered valued at $.027 per share and 240,000 Shares valued at $0.146 to Sean Ackles as compensation rendered in his position as an Officer of the Company. Mr. Ackles related services were performed in the prior year.

     In January, 1999, the Company issued 1,350,000 Shares to various consultants and vendors for services and product rendered. These Shares were valued at $.027 per share.

     In February, 1999, the Company issued 10,523,336 Shares to various investors pursuant to Rule 504 Regulation D. These shares were sold at $.025 per share.

     In April, 1999, the Company issued 3,515,000 Shares to various Officers of the Company for services rendered in their positions. These Shares were valued at $.03 per share. In addition the Company also issued 3,000,000 Shares valued at $.10 per share to Consultants for public relations services rendered to the Company.

     In May, 1999, the Company issued 500,000 Shares valued at $.10 per share to a Consultant for public relations services rendered to the Company.

ITEM 5.  Indemnification of Directors and Officers

     The corporation shall indemnify to the fullest extent not prohibited by law any person who has or is a party or is threatened to be made a party to any proceeding (as hereinafter defined) against all expenses (including attorney's fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

PART F/S:

FINANCIAL STATEMENTS

                           [LETTERHEAD OF KPMG LLP]

AUDITORS' REPORT TO THE STOCKHOLDERS

We have audited the consolidated balance sheet of Aquatic Cellulose International Corp. as at May 31, 1999 and the consolidated statements of loss and deficit, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 1999 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1a), the application of the going concern concept is dependent on the Company's ability to generate future profitable operations and receive continued financial support from its shareholders and other investors. Management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet the Company's liabilities and commitments as they become payable.


/s/ KPMG LLP

Chartered Accountants


Kelowna, Canada

July 23, 1999

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Consolidated Balance Sheet
$ United States

May 31, 1999, with comparative figures for 1998

=================================================================================
                                                               1999          1998
                                                                      (Unaudited)
---------------------------------------------------------------------------------
Assets

Current assets
  Cash                                                  $   100,906     $  25,757
  Accounts receivable                                         7,734        21,746
  Share subscriptions receivable (note 7)                   250,000            -
  Deposit                                                        -          9,419
  -------------------------------------------------------------------------------
                                                            358,640        56,922

Capital assets (note 3)                                       6,226         8,458

---------------------------------------------------------------------------------
                                                        $   364,866     $  65,380
=================================================================================

Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable and accrued liabilities              $    24,060     $  63,771

Stockholders' equity
  Capital stock (note 4)                                  1,561,034       739,665
  Deficit accumulated during the development stage       (1,254,793)     (771,324)
  Foreign currency translation adjustment                    34,565        33,268
  -------------------------------------------------------------------------------
                                                            340,806         1,609

---------------------------------------------------------------------------------
                                                        $   364,866     $  65,380
=================================================================================

See accompanying notes to financial statements


On behalf of the Board:

                       Director
---------------------

                       Director
---------------------

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Consolidated Statement of Loss and Deficit
$ United States

Year ended May 31, 1999, with comparative figures for 1998

====================================================================================================
                                                         From inception
                                                       (March 11, 1996)           1999          1998
                                                        to May 31, 1999                  (Unaudited)
----------------------------------------------------------------------------------------------------
Revenue
 Timber sales                                               $     3,070    $     3,070    $       -

Expenses
 Advertising and promotion                                       20,395          7,868         9,405
 Amortization                                                     5,811          2,160         2,162
 Engineering design                                              67,448         34,443        33,005
 Financial and promotional consulting                           188,046        188,046            -
 Interest and bank charges                                        7,387          1,180         2,840
 Office rent                                                     18,713          6,342         8,278
 Office                                                          27,401         13,319        10,694
 Professional fees                                               34,778          9,963        17,831
 Research and development                                       301,306         42,660        97,443
 Shop and fabrication                                             7,024          3,185         3,839
 Telephone                                                       36,348         12,019        13,442
 Travel                                                         124,376         23,013        74,172
 Vehicle and equipment leases                                    22,246          7,209         7,199
 Wages and benefits                                             404,063        135,132       218,806
 ---------------------------------------------------------------------------------------------------
                                                              1,265,342        486,539       499,116

Loss before other income                                     (1,262,272)      (483,469)     (499,116)

Other income
 Interest                                                           184             -             21
 Foreign exchange gain                                            7,295             -          7,295
 ---------------------------------------------------------------------------------------------------
                                                                  7,479             -          7,316

----------------------------------------------------------------------------------------------------
Loss                                                         (1,254,793)      (483,469)     (491,800)

Deficit, accumulated during the development stage,
 beginning of year                                                   -        (771,324)     (279,524)

----------------------------------------------------------------------------------------------------
Deficit, accumulated during the development stage,
 end of year                                                $(1,254,793)   $(1,254,793)   $ (771,324)
====================================================================================================

Weighted average number of shares                                           19,014,620     9,167,802

Loss per share                                                             $     (0.03)   $    (0.05)
====================================================================================================

See accompanying notes to financial statements

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Consolidated Statement of Cash Flows
$ United States

Year ended May 31, 1999, with comparative figures for 1998

============================================================================================
                                              From inception
                                            (March 11, 1996)              1999          1998
                                             to May 31, 1999                     (Unaudited)
--------------------------------------------------------------------------------------------
Operating activities
  Cash received from timber sales                $     3,070         $   3,070     $      -
  Cash received from other income                      7,479                -          7,316
  Cash paid to suppliers and employees            (1,055,159)         (322,032)     (501,463)
  ------------------------------------------------------------------------------------------
                                                  (1,044,610)         (318,962)     (494,147)

Financing
  Issuance of capital stock                        1,439,410           633,323       667,682
  Share issue costs                                  (66,422)               -        (14,443)
  Share subscriptions receivable                    (250,000)         (250,000)           -
  Repayment of note payable                               -                 -       (217,659)
  ------------------------------------------------------------------------------------------
                                                   1,122,988           383,323       435,580

Investing
  Purchase of capital assets                         (12,470)              (79)       (4,161)

Foreign currency translation adjustment               34,998             1,448        30,806

--------------------------------------------------------------------------------------------
Increase (decrease) in cash                          100,906            75,149       (31,922)

Cash, beginning of year                                   -             25,757        57,679

--------------------------------------------------------------------------------------------
Cash, end of year                                $   100,906         $ 100,906     $  25,757
============================================================================================

See accompanying notes to financial statements

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Consolidated Statement of Stockholders' Equity
$ United States

Year ended May 31, 1999, with comparative figures for 1998

====================================================================================================

  ==================================================================================================
                                                                       Number of Shares       Amount
  --------------------------------------------------------------------------------------------------
  ACL
     Issued upon inception March 11,1996                                            800   $        5
     Issued for cash net of share issue costs                                 4,732,000      138,400
     -----------------------------------------------------------------------------------------------
     ACL balance, May 31, 1997                                                4,732,800      138,405

     Financing costs related to business combination                                 -       (66,422)
     -----------------------------------------------------------------------------------------------
     ACL balance July 12, 1997 exchanged into one ANFMI
       share for each ACL share                                               4,732,800   $   71,983
     ===============================================================================================

  ACIC
     ANFMI balance, May 31, 1997                                                145,649   $   60,626
     Issued for cash                                                          4,974,351      469,611
     -----------------------------------------------------------------------------------------------
     ANFMI balance, July 12, 1997, prior to business
       combination with ACL                                                   5,120,000      530,237
     Adjustment to record business combination
       Reduction in the book value of ANFMI's share capital
         to that of ACL (note 2)                                                     -      (458,254)
     -----------------------------------------------------------------------------------------------
                                                                              5,120,000       71,983

     Shares of ANFMI issued to acquire shares of ACL (above)
       recorded at the carrying value of AMFMI net assets
       (note 2)                                                               4,732,800      469,611
     -----------------------------------------------------------------------------------------------
     ACIC balance, July 12, 1997, after business combination                  9,852,800      541,594

     Issued during the period from July 13, 1997 to May 31, 1998:
       Conversion of note payable to common shares                              300,000      217,313
       Issued for cash                                                           24,849        2,295
       Adjustment to record foreign currency translation                             -       (21,537)
     -----------------------------------------------------------------------------------------------
     ACIC balance, May 31, 1998                                              10,177,649      739,665

     Issued for cash                                                         14,113,336      383,323
     Issued upon exercise of options                                          3,515,000      105,450
     Issued for services                                                      6,798,000      188,046
     Subscribed shares                                                        2,000,000      250,000
     Notes receivable (note 5)                                                       -      (105,450)
     -----------------------------------------------------------------------------------------------
     ACIC balance, May 31, 1999                                              36,603,985   $1,561,034
     ===============================================================================================

Refer to note 1c) for basis of presentation and consolidation.

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
$ United States

Year ended May 31, 1999

================================================================================

Aquatic Cellulose International Corp. was incorporated under the laws of the State of Nevada. The Company's principal activity is the development under authority, of equipment for underwater harvesting and/or salvaging of submerged timber and the procurement of contracts for the harvest and salvage of submerged timber.

1.  Significant accounting policies:

    a) Going concern

       These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to generate future profitable operations and receive continued financial support from its shareholders and other investors. Management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet the Company's liabilities and commitments as they become payable.

    b) Translation of Financial Statements

       The Company's subsidiary, Aquatic Cellulose Ltd., operates in Canada and its operations are conducted in Canadian currency.

       Except as otherwise noted, these statements are presented in United States currency for the convenience of readers accustomed to United States currency. The method of translation applied is as follows:

       i) Assets and liabilities are translated a the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.474 (1998 - $1.457).

       ii) Revenues and expenses are translated at the exchange rate in effect at the transaction date.

       iii) The net adjustment arising from the translation is recorded as a separate component of stockholders' equity called "foreign currency translation adjustment".

    c) Basis of presentation and consolidation

       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Aquatic Cellulose Ltd.

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 2
$ United States

Year ended May 31, 1999

================================================================================

1.  Significant accounting policies (continued):

    c) Basis of presentation and consolidation (continued)

       Effective July 12, 1997, the Company completed the acquisition of 100% of the outstanding common shares of Aquatic Cellulose Ltd. ("ACL"). As ACL shareholders obtained effective control of the Company through the exchange of their shares of ACL for shares of the Company, the acquisition of ACL has been accounted for in these consolidated financial statements as a reverse acquisition. Consequently, the 1998 consolidated statements of loss and deficit and cash flows reflect the results of operations and changes in financial position of ACL, the legal subsidiary, for the year ended May 31, 1998, combined with those of American Natural Foods Marketing, Inc. ("ANFMI"), the legal parent, from acquisition on July 12, 1997, in accordance with generally accepted accounting principles for reverse acquisitions. In addition, the figures for the period from inception to May 31, 1999 presented in the consolidated statements of loss and deficit and cash flows are those of ACL, the legal subsidiary, together with those of ANFMI from July 12, 1997. Effective November 10, 1997, the Company changed it's name from ANFMI to Aquatic Cellulose International Corp. ("ACIC").

       In these notes to the consolidated financial statements, the Company, prior to the business combination with ACL, is referred to as "ANFMI", and after completion of the business combination and name change, is referred to as "ACIC".

    d) Capital assets

       Capital assets are stated at cost. Amortization is provided using the following methods and annual rates which are intended to amortize the cost of assets over their estimated useful life:

       ===================================================================
       Asset                                        Method            Rate
       -------------------------------------------------------------------
       Computer equipment                Declining balance             30%
       Furniture and equipment           Declining balance             20%
       Leasehold improvements                Straight-line             20%
       -------------------------------------------------------------------

    e) Management estimates

       The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

    f) Financial instruments

       The fair values of the Company's cash, accounts and share subscriptions receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. It is not practicable to determine the fair value of notes receivable due to the nature of the amount and the absence of a market for such instruments. The maximum credit risk exposure for all financial assets is the carrying amount of those assets.

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 3
$ United States

Year ended May 31, 1999

================================================================================

2.  Business Combination:

    Effective July 12, 1997, ANFMI and ACL executed their business combination agreement. ANFMI issued 4,732,800 common shares to the shareholders of ACL in consideration for all of the issued and outstanding common shares of ACL on the basis of 1 common share of ANFMI for each common share of ACL. As the former shareholders of ACL obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, ACL is considered to have acquired ANFMI with the results of ANFMI's operations included in the consolidated financial statements from the date of acquisition. ACL is considered the continuing entity and consequently, the comparative figures are those of ACL.

    The acquisition has been recorded at the estimated fair value of the consideration given which, under reverse acquisition accounting, is the net asset value of ANFMI at the date of acquisition. The acquisition details are as follows:

    Net assets acquired, at book values
      Cash                                                       $ 469,611
      Receivable from related company                              217,313
      Note payable                                                (217,313)
      --------------------------------------------------------------------
                                                                 $ 469,611
      ====================================================================
    Consideration given for net assets acquired
      --------------------------------------------------------------------
      Common shares issued                                       $ 469,611
      ====================================================================

    As the continuing entity is deemed to be ACL, share capital of ANFMI has been reduced by $458,254 as a result of accounting for this combination as a reverse acquisition.

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 4
$ United States

Year ended May 31, 1999

================================================================================

3.  Capital assets:

    ===========================================================================
                                                               1999        1998
    ---------------------------------------------------------------------------
                                            Accumulated    Net book    Net book
                                 Cost      amortization     value        value
    ---------------------------------------------------------------------------
    Computer equipment          $ 2,323       $1,356       $  967      $1,397
    Furniture and equipment       4,639        1,349        3,290       4,071
    Leasehold improvements        4,927        2,958        1,969       2,990
    ---------------------------------------------------------------------------
                                $11,889       $5,663       $6,226      $8,458
    ===========================================================================

4.  Capital stock:

    a) Authorized:

          50,000,000 common shares with a par value of $0.001 per share 10,000,000 preferred shares with a par value of $0.001 per share, issuable in series

    b) Stock options

       ===================================================================================
                           Price per    Outstanding                            Outstanding
       Expiry Date           share     May 31, 1998    Issued     Exercised   May 31, 1999
       -----------------------------------------------------------------------------------
       February 22, 2004     $0.03                -    3,515,000  3,515,000              -
       ===================================================================================

       The Company applies APB Opinion No. 25 in accounting for its Stock Option Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation costs based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the proforma amounts below:

       Net Loss
          As reported                               $295,423
          Proforma                                  $317,300

       Loss per share
          As reported                               $   0.02
          Proforma                                  $   0.02

5.  Notes receivable:

    The Company loaned $105,450 to three Directors for the exercise of Company stock options during the year (note 4b). These notes are unsecured, do not bear interest and are due on July 24, 2001.

AQUATIC CELLULOSE INTERNATIONAL CORP.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 5
$ United States

Year ended May 31, 1999

================================================================================

6.  Income taxes:

    The Company has non-capital losses available to reduce future years' income for Canadian tax purposes. Management has determined that utilizing these losses is unlikely, and therefore the benefit of which has not been recorded in the accounts of the Company. These losses expire as follows:

    ========================================================================
                                                                    $ Canada
    ------------------------------------------------------------------------
    2003                                                             159,077
    2005                                                             570,428
    2006                                                             382,035
    ------------------------------------------------------------------------
                                                                  $1,111,540
    ========================================================================

7.  Subsequent event:

    Subsequent to May 31, 1999, the share subscriptions receivable were collected.

8.  Uncertainty due to the Year 2000 Issue:

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

PART III.

Item 1.   Index to Exhibits

Exhibit
Number   Description
------   -----------
2.1      Articles of Incorporation of the Company filed February 28, 1997.

2.2      Certificate Amending Articles of Incorporation filed November 19, 1997

2.3      Bylaws of the Company.

6.1      Lease for the Premises dated November 1, 1996.

27       Financial Data Schedule

Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:  AQUATIC CELLULOSE INTERNATIONAL CORP.

Date: August 16, 1999

By:   /s/ Gary Ackles
      ---------------
      Gary Ackles - Chief Executive Officer